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FOR IMMEDIATE RELEASE                                CONTACT: Stephen G. White
   July 6, 2000                                               Public Affairs
                                                              GTECH Corporation
                                                              401-392-7452


        GTECH BOARD OF DIRECTORS APPOINTS W. BRUCE TURNER NON-EXECUTIVE
          CHAIRMAN OF THE BOARD OF DIRECTORS; ACCEPTS RESIGNATIONS OF
                   WILLIAM Y. O'CONNOR AND STEVEN P. NOWICK.
GTECH expects lower than anticipated earnings for 2nd quarter, full fiscal year.
              Turner to lead value assessment of GTECH Operations.


West Greenwich, RI - (July 6, 2000) - GTECH Holdings Corporation (NYSE: GTK) today announced that GTECH's Board of Directors has appointed W. Bruce Turner as non-executive chairman of the Company's Board of Directors. Mr. Turner's appointment is effective immediately. The Board also announced that it has accepted the resignations of William Y. O'Connor, the Company's chairman of the Board of Directors and chief executive officer; and Steven P. Nowick, GTECH's president and chief operating officer.

W. BRUCE TURNER:

Bruce Turner was elected to GTECH's Board of Directors in 1999. Mr. Turner is a former Managing Director, Equity Research for Salomon Smith Barney from 1994-1999, where he was widely recognized as the premier analyst in the gaming and leisure industry.


Prior to Salomon Smith Barney, Mr. Turner was Director, Leisure Equity Research at Raymond James. Mr. Turner began his career in the United States Army as a Field Artillery Officer. Mr. Turner, a graduate of the United States Military Academy at West Point, earned an MBA from the University of Tampa in 1989.

"Bruce's investment expertise and experience with the U.S. equity markets, coupled with his impeccable leadership credentials, make him the ideal candidate to move GTECH in the right direction and unlock value for our shareholders," said GTECH Board member The Rt. Honourable Lord Moore.

RESIGNATIONS:

GTECH's Board of Directors accepted Mr. O'Connor's resignation due to a combination of several factors, including the Board's growing dissatisfaction with GTECH stock performance and how a software issue was handled in the United Kingdom in 1998. As previously reported, GTECH identified a software malfunction in the U.K. in June 1998 and corrected the malfunction in July 1998, but without notifying Camelot, the operator of the U.K. National Lottery. "The Board is disappointed with the manner in which this entire matter, of which it only recently became aware, was dealt with and believes the problem should have been disclosed," said Mr. Turner.

Mr. O'Connor joined GTECH as president and chief operating officer in December 1994. Mr. O'Connor was elected chief executive officer and chairman of the Board of Directors in 1997 and 1998, respectively.

GTECH's Board of Directors also accepted the resignation of Mr. Nowick, who joined GTECH as senior vice president for business development in 1997. Mr. Nowick was named chief operating officer and president in 1998 and 2000, respectively.


"Bill and Steve each made significant contributions to the Company for which we are all grateful. We wish them well in their future endeavors," said Mr. Turner.










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A search will commence shortly to fill the vacancies created by Mr. O'Connor and Mr. Nowick's departures.

2ND QUARTER, FULL FISCAL YEAR EARNINGS:

GTECH expects lower than anticipated earnings per share for 2nd quarter and full year for Fiscal 2001. Guidance for the second quarter and full year is being revised due to two sets of factors. First, there will be material financial impacts from recent unfavorable developments on the Company's Rhode Island and Colombian lottery contracts. Second, cost over-runs on two ongoing system implementation projects, combined with delays in the delivery of several international product sales, have compounded the situation. These factors have come about as part of management's ongoing review of operations since the Company's 1st quarter earnings release.

- Project Cost Over-runs: GTECH management is currently examining the possibility of cost over-runs and their projected amount on projects the Company is currently implementing in certain jurisdictions.

- Rhode Island: The Rhode Island State Legislature passed their state budget on June 23, 2000, which included reductions in the fees paid to vendors and suppliers to the state's two video lottery operations at Lincoln Park and Newport Jai-Alai, including Dreamport, GTECH's wholly-owned gaming and entertainment subsidiary. The Rhode Island Legislature's decision to reduce Dreamport's compensation will take effect October 1, 2000. The reduction's impact on revenues is expected to be $3.0- $3.5 million for the full fiscal year.

- Colombia: The scheduled start-up date for Colombia's National Lottery has been postponed due to several unforeseen political, legal, and administrative delays GTECH's lottery customer has encountered. While management believes these issues will be resolved, the system start-up delay is expected to be at least four weeks. The delay's impact on revenues is expected to be $2.0 - $3.0 million in the 2nd quarter.

- Delays in Certain International Product Sales: The Company now expects to recognize a portion of the sale of terminals for its previously announced award by Santa Casa da Misericordia de Lisboa (Operator of the National Lottery of Portugal) later than previously forecast. The impact of this delay, combined with delays in certain forecast contract awards in Asia, is expected to be $10.0 - $15.0 million in revenue for the full fiscal year.

Management is presently reviewing and addressing these situations in detail and the Company expects to issue revised earnings guidance for the 2nd quarter and full year within the next ten (10) business days.


VALUE ASSESSMENT OF GTECH'S OPERATIONS TO BE CONDUCTED:


Mr. Turner announced that the Board of Directors would be conducting a comprehensive value assessment of GTECH's operations over the next 45-60 days. "GTECH's core business is sound. It is prudent, given the top management changes, to avail ourselves of this opportunity to step back and look over our operations from top to bottom. My first priority will be to get our collective hands around how our operations are creating value. Each segment of GTECH's business will be evaluated with two central issues in mind - how we're creating, maximizing, and returning long-term sustainable value for our shareholders, and how our operations contribute to exceeding our customer's expectations for excellence," said Mr. Turner.

SPECIAL CHARGE:

The Company announced it will be taking a special charge against 2nd quarter earnings to cover the costs associated with the departures of Mr. O'Connor and Mr. Nowick. It is expected that the review of the financial impact of the recent business developments and outcome of the value assessment of operations will likely result in an additional charge. The Company expects to report on the results of this assessment in the next 45-60 days.






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This press release contains forward-looking statements including, without limitation, statements relating to future operations and financial performance of the Company and the Company's future strategies. Such forward looking statements reflect management's assessment based on information currently available, but are not guarantees and are subject to risks and uncertainties which cause results to differ materially from those contemplated in forward-looking statements. These risks and uncertainties include, but are not limited to, those set forth above and in the Company's filings with the Securities and Exchange Commission, including its fiscal 2000 Form 10-K and subsequent filings.

GTECH Holdings Corporation is the leading global supplier of systems and services to the lottery and gaming/entertainment industries. GTECH provides customized solutions to meet the needs of lotteries, governments and corporations on six continents. More information about the Company is available at GTECH's website at http://www.gtech.com.






FOR IMMEDIATE RELEASE                            CONTACT: Stephen G. White
    July 6, 2000                                          Public Affairs
                                                          GTECH Corporation
                                                          401-392-7452



              CORRECTION TO GTECH PRESS RELEASE DATED JULY 6, 2000

     Note to Editors:

     West Greenwich, RI - (July 6, 2000) - The following correction should be made to a press release issued by GTECH Holdings Corporation (NYSE:GTK) on July 6, 2000.

     The Rhode Island Legislature's decision to reduce Dreamport's compensation took effect July 1, 2000.
     -------------------------

     The press release stated that October 1, 2000, was the date in question.


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